

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

Via E-mail
Rafael Torres
Chief Financial Officer
OCZ Technology Group, Inc.
6373 San Ignacio Avenue
San Jose, CA 95119

> **Re: OCZ Technology Group, Inc.**
> **Form 8-K, Item 4.02**
> **Filed July 3, 2013**
> **File No. 001-34650**

Dear Mr. Torres:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Your disclosure indicates that you will restate your financial statements for the years ended February 28, 2009, 2010 and 2011. Please note that the disclosure in your Form 8-K must specifically state which financial statements should "no longer be relied upon." See Item 4.02(a)(1) of Form 8-K. Please amend your filing accordingly.

2.   Please amend your filing to identify the specific financial statements that should no longer be relied upon. In this regard, you should also disclose each of the interim periods that should no longer be relied upon. See Item 4.02(a)(1) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Rafael Torres
OCZ Technology Group, Inc.
July 8, 2013
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

/s/ Ryan Rohn

Ryan Rohn
Staff Accountant